Exhibit 99.1

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN (THE “ANNOUNCEMENT”) IS RESTRICTED AND IS NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES OF SECURITIES WOULD BE PROHIBITED BY APPLICABLE LAW.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR CONTAIN ANY INVITATION, SOLICITATION, RECOMMENDATION, OFFER OR ADVICE TO ANY PERSON TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES OF THE COMPANY.

THE INFORMATION CONTAINED WITHIN THIS ANNOUNCEMENT IS DEEMED BY THE COMPANY TO CONSTITUE INSIDE INFORMATION AS STIPULATED UNDER ARTICLE 7 OF THE MARKET ABUSE REGULATION 2014/596/EU AS AMENDED BY REGULATION 11 OF THE MARKET ABUSE (AMENDMENT) (EU EXIT) REGULATIONS 2019/301. IN ADDITION, MARKET SOUNDINGS WERE TAKEN IN RESPECT OF THE MATTERS CONTAINED IN THIS ANNOUNCEMENT, WITH THE RESULT THAT CERTAIN PERSONS BECAME AWARE OF SUCH INSIDE INFORMATION. UPON THE PUBLICATION OF THIS ANNOUNCEMENT, THIS INSIDE INFORMATION IS NOW CONSIDERED TO BE IN THE PUBLIC DOMAIN AND SUCH PERSONS SHALL THEREFORE CEASE TO BE IN POSSESSION OF SUCH INSIDE INFORMATION.

9 February 2023

Midatech Pharma PLC

(“Midatech” or the “Company”)

Private Placement Raising US$6.0 million

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines, announces that it has entered into definitive binding agreements with certain institutional US investors (“Placees”) to raise aggregate gross proceeds of approximately US$6.0 million (approximately £5.0 million) (the “Private Placement”) by the issue and allotment of, in aggregate, 10,344,822 Units (as described further below) initially at an issue price of US$0.58 per Unit (the “Initial Issue Price”).

The Private Placement is being implemented by way of a non-pre-emptive cashbox structure, as further detailed below, utilising the Company’s existing general share capital authority granted at the general meeting held on 23 January 2023 (“Existing Shareholder Authority”) which is expected to close, subject to the satisfaction of customary closing conditions and Admission (as defined below), on or around 15 February 2023 (“Closing”). In addition, the Company is seeking shareholder approval for the issue and allotment of certain associated securities in respect of the Private Placement not covered by the Existing Shareholder Authority. Closure of the Private Placement and receipt of proceeds is not conditional on such shareholder approval.

The net proceeds received from the Private Placement will enable the Company to focus on developing its clinical asset, MTX110, and, alongside cost-cutting initiatives, are expected to provide the Company with sufficient working capital to December 2023. The Company expects to report completion of treatment in the second investigator initiated Phase I study in rare orphan Diffuse Intrinsic Pontine Glioma (DIPG) in Q2 2023. The Company also expects to report initial progression free survival (PFS) clinical data from its Phase I study in recurrent Glioblastoma (GBM) in Q3 2023.

Background to and reasons for the Private Placement

As noted in the Company’s announcement of 23 January 2023, the Company has sufficient cash resources to fund its operations until mid-March 2023. The Board has sought to preserve the Company’s cash resources as far as practicable, while urgently seeking a commitment for alternative sources of funding in advance of mid-March 2023 to be able to continue as a going concern. The Company further announced that if alternative funding was not available, the Directors believed that it is likely that the Company could be forced to enter into administration.

Additional information on the Private Placement

The Private Placement comprises the issue of Units by the Company, with each such Unit comprising either (i) one American Depository Share (“ADS”), one A Warrant and one and one-half B Warrant, or (ii) one Pre-Funded Warrant, one A Warrant and one and one-half B Warrant, as otherwise defined and further detailed below.

Each Placee has elected to hold ADSs equal to a maximum of 9.99% of the Company’s existing issued share capital, with any excess subscription for Units being satisfied via the issue to each Placee of Pre-Funded Warrants instead of ADSs. The Company will therefore issue, in aggregate, 2,600,160 new ADSs (representing 65,004,000 new ordinary shares of 0.1p each (“Ordinary Shares”) (the “Placing Shares”)) and 7,744,662 Pre-Funded Warrants (subject to adjustment as set out below) under the Private Placement. In addition, subject to shareholder approval, the Company will issue, in aggregate, 10,344,822 A Warrants (representing 258,620,550 new Ordinary Shares) and 15,517,236 B Warrants (representing 387,930,900 new Ordinary Shares) to Placees under the Private Placement, and may potentially issue additional Pre-Funded Warrants in accordance with the price adjustment mechanism described below.

Details of the Warrants and Price Adjustment Mechanism

Pre-Funded Warrants

Each “Pre-Funded Warrant” will be exercisable into one new ADS (equivalent to 25 new Ordinary Shares). The Pre-Funded Warrants will become exercisable upon the closing of the Private Placement and will be exercisable at an exercise price of US$0.0001 per ADS. Accordingly, the price paid per Unit that includes a Pre-Funded Warrant instead of an ADS shall be reduced by the nominal US$0.0001 exercise price. The use of such Pre-Funded Warrants ensures that the Company receives the full net proceeds of the Private Placement immediately on completion, whilst enabling the Placees to limit their shareholdings in the Company to a maximum of 9.99%. The Pre-Funded Warrants shall remain exercisable until exercised in full.

Price Adjustment Mechanism

The Private Placement is subject to a price adjustment mechanism which could result in the issue price being adjusted below the Initial Issue Price, with a floor of US$0.30 per Unit, or, subject to shareholder approval, US$0.10 per Unit, consequently increasing the number of ADSs and/or Pre-Funded Warrants to be issued under the Private Placement, as described in further detail below.

In more detail: (i) on the sixth business day post registration in the US of the new ADSs or (ii) to the extent all securities are not registered in the US, the date any registration is effective or the date all shares may be sold without limitation under Rule 144 of the Securities Act of 1933, as amended, the number of ADSs and/or Pre-Funded Warrants issuable under the Private Placement shall be increased, and only increase, to equal a number of ADSs (and/or Pre-Funded Warrants) determined by the quotient of (x) the aggregate subscription amount of an investor for a Unit divided by (y) the volume weighted average price (“VWAP”) of the Company’s ADSs for the five trading days immediately prior to the applicable trigger date, subject to a floor price of US$0.30 per Unit; provided, however, that the floor price shall be adjusted to US$0.10 per Unit subject to the receipt of shareholder approval at the forthcoming general meeting, which is intended to provide the Company with sufficient share capital authority to issue and allot such additional ADSs and/or Pre-Funded Warrants (the “Price Adjustment Mechanism”).

A Warrants and B Warrants

Each “A Warrant” and “B Warrant,” if issued, will afford the holder the right to subscribe for one ADS for nil consideration. The A Warrants and B Warrants may be exercised at any time over a five year and three year period, respectively, following their issuance and they may be exercised on a cashless basis. The number of A Warrants and B Warrants is fixed at closing. The proposed issue of the A Warrants and B Warrants is subject to shareholder approval at the forthcoming general meeting.

Placement Agent Warrants

Pursuant to the terms of a Placement Agency Agreement entered into with Ladenburg Thalmann & Co. Inc. (“Ladenburg”), as placement agent, the Company will, among other things, issue warrants to Ladenburg (the “Placement Agent Warrants”) to purchase new ADSs equal to 4.0% of the total Units issued in the Private Placement, which is equivalent to 413,792 new ADSs (being 10,344,800 new Ordinary Shares). The Placement Agent Warrant has substantially the same terms as the A Warrants and B Warrants, except that the exercise price of the Placement Agent Warrant is US$0.725 per ADS and the term of the Placement Agent Warrant shall be for the three year period following their issuance. The Company has also agreed to issue additional Placement Agent Warrants to purchase 15,759 new ADSs (equivalent to 393,975 new Ordinary Shares). The issuance of the Placement Agent Warrants is subject to shareholder approval at the forthcoming general meeting.

Investor Warrants

Furthermore, pursuant to a waiver of certain rights held by an investor under the Securities Purchase Agreement dated 13 December 2022, as amended on 16 December 2022, between the Company and such investor, the Company has agreed to issue to such investor, subject to shareholder approval at the forthcoming general meeting, 500,000 A Warrants (the “Investor Warrants”).

Shareholder General Meeting

As noted above, the Company has agreed to convene a general meeting at which the requisite share capital authorities will be sought to, inter alia, allot and issue, in aggregate, 258,620,550 new Ordinary Shares upon exercise of the A Warrants, 387,930,900 new Ordinary Shares upon exercise of the B Warrants, 10,738,775 new Ordinary Shares upon exercise of the Placement Agent Warrants, 12,500,000 new Ordinary Shares upon exercise of the Investor Warrants and, subject to the maximum adjustment as discussed above, up to 1,434,996,000 new Ordinary Shares upon exercise of the Pre-Funded Warrants in connection with the Private Placement. Notice of such general meeting is expected to be posted shortly following closing of the Private Placement and a further announcement will be made in due course.

Dilution and Securities Capital Table

The Private Placement will result in significant dilution to existing equity holders in the Company. Upon issue of the Placing Shares and exercise of Pre-Funded Warrants, existing shareholders would be diluted by 70.5%. Based on the Company’s current issued share capital, should all existing warrants, share options, A Warrants, B Warrants, Placement Agent Warrants and Investor Warrants also be exercised at their initial exercise prices, existing shareholders would be diluted by a total of 87.8%.

For illustrative purposes only, a summarised securities capital table for the Company following completion of the Private Placement is set out below:

	Initial Pricing Case*			Floor Price Adjustment Case**
	As at the date of this announcement	Issue of Private Placement securities	Following the Private Placement	As at the date of this announcement	Issue of Private Placement securities*	Following the Private Placement
Ordinary Shares	108,342,738	65,004,000	173,346,738	108,342,738	65,004,000	173,346,738
Pre-Funded Warrants	0	193,616,550	193,616,550	0	1,434,996,000	1,434,996,000
Sub total	108,342,738	258,620,550	366,963,288	108,342,738	1,500,000,000	1,608,342,738
Percentage	29.5%	70.5%	100.0%	6.7%	93.3%	100.0%
Existing warrants	17,221,972	0	17,221,972	17,221,972	0	17,221,972
A Warrants	0	258,620,550	258,620,550	0	258,620,550	258,620,550
B Warrants	0	387,930,900	387,930,900	0	387,930,900	387,930,900
Placement Agent Warrants	0	10,344,800	10,344,800	0	10,344,800	10,344,800
Placement Agent Warrants	0	393,975	393,975	0	393,975	393,975
Investor Warrants	0	12,500,000	12,500,000	0	12,500,000	12,500,000
Share options	2,894,697	0	2,894,697	2,894,697	0	2,894,697
Fully Diluted	128,459,407	928,410,775	1,056,870,082	128,459,407	2,169,790,225	2,298,249,632
Percentage	12.2%	87.8%	100.0%	5.6%	94.4%	100.0%

Notes:

* - based on the initial set pricing, which may reduce per the Price Adjustment Mechanism, and therefore more securities ultimately be issued.

** - based on the Initial Issue Price being adjusted to the floor price of US$0.10 per ADS, subject, inter alia, to shareholder approval, as detailed above.

Further Information

Ladenburg has acted as placement agent in relation to the Private Placement.

The securities were offered in a private placement under Section 4(a)(2) of the United States Securities Act of 1933, as amended (“Securities Act”), and have not been registered under the Securities Act, or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission registering the resale of the shares issued in this Private Placement.

The Private Placement is being implemented by way of a non-pre-emptive cashbox structure, such that monies received from Placees will be applied by the Company’s placement agent, Ladenburg (acting as principal), in subscribing for redeemable preference shares in a new company incorporated in Jersey (“JerseyCo”). The Company will allot and issue the Units (pursuant to the Existing Shareholder Authority and with the balance of securities subject to the shareholder approval) to the Placees in consideration for the transfer by Ladenberg of its holding of redeemable preference shares in the JerseyCo to the Company. Accordingly, instead of receiving cash consideration for the issue of the Units, following completion of the Private Placement, the Company will own the entire issued share capital of JerseyCo, whose principal assets will comprise its cash reserves, which will represent an amount approximately equal to the net proceeds of the Private Placement.

The documents governing the Private Placement are subject to customary terms, conditions, covenants, indemnification provisions and warranties for a transaction of this nature.

Admission and total voting rights

Application has been made to the London Stock Exchange for the Placing Shares to be admitted to trading on AIM (“Admission”). It is expected that Admission will become effective and that dealings in respect of the Placing Shares will commence at 8.00 a.m. on or around 15 February 2023. The Placing Shares will rank pari passu with the existing Ordinary Shares.

The Company’s enlarged issued share capital following Admission will comprise 173,346,738 Ordinary Shares each with voting rights. The Company does not hold any shares in treasury. This figure of 173,346,738 Ordinary Shares may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA’s Disclosure Guidance and Transparency Rules.

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 20480 180
www.midatechpharma.com

Strand Hanson Limited (Nominated Adviser)
James Dance / Matthew Chandler / Rob Patrick
Tel: +44 (0)20 7409 3494

About Midatech Pharma PLC

Midatech Pharma PLC (currently dual listed on AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of its technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com.

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or the United States Private Securities Litigation Reform Act. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements.

In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, economic and business conditions, the effects of continued volatility in credit markets, market-related risks such as changes in the price of commodities or changes in interest rates and foreign exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards ("IFRS") applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation or regulatory investigations, the success of future explorations, acquisitions and other strategic transactions and the impact of competition. A number of these factors are beyond the Company's control. As a result, the Company's actual future results may differ materially from the plans, goals, and expectations set forth in the Company's forward-looking statements. You should not place undue reliance on forward-looking statements. Any forward-looking statements made in this Announcement by or on behalf of the Company speak only as of the date they are made. Except as required by the FCA, the London Stock Exchange or applicable law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this Announcement to reflect any changes in the Company's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange’s AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.